# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LANDMARK BANCORP INC, CIK 0001141688
CUSIP: 51504L107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 701 POYNTZ AVENUE, MANHATTAN, Kansas (KS), 66502
Date of event which requires filing of this statement: 03/27/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002009664-24-000002
Filed by CIK 0002009664

## Reporting persons
- Moreland Jane Ann: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 195,441; sole dispositive power 0; shared dispositive power 195,441; aggregate amount beneficially owned 195,441 (3.4% of the class)
  Comment: Jane A. Moreland and Michal C. Moreland, husband and wife, own 195,441 shares as joint tenants and have shared voting and dispositive power. Actual ownership numbers shown as of May 2, 2025. Percentage of class is calculated based upon the issuer's Form 10-K for the period ending December 31, 2024, reporting 5,782,259 shares outstanding. This Amendment No. 1 to Schedule 13G is filed to amend the Schedule 13G filed by the Reporting Persons named therein on February 13, 2024. This Amendment No. 1 constitutes an "exit filing" for the Reporting Persons.
- Moreland Michal Charles: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 195,441; sole dispositive power 0; shared dispositive power 195,441; aggregate amount beneficially owned 195,441 (3.4% of the class)
  Comment: Jane A. Moreland and Michal C. Moreland, husband and wife, own 195,441 shares as joint tenants and have shared voting and dispositive power. Actual ownership numbers shown as of May 2, 2025. Percentage of class is calculated based upon the issuer's Form 10-K for the period ending December 31, 2024, reporting 5,782,259 shares outstanding. This Amendment No. 1 to Schedule 13G is filed to amend the Schedule 13G filed by the Reporting Persons named therein on February 13, 2024. This Amendment No. 1 constitutes an "exit filing" for the Reporting Persons.

## Item 1. Issuer
Name of issuer: LANDMARK BANCORP INC
Address of issuer's principal executive offices: 701 POYNTZ AVENUE, MANHATTAN, KANSAS, 66502.

## Item 2. Person Filing
Name of person filing: Jane Ann Moreland and Michal Charles Moreland, as joint tenants (the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed on February 13, 2024, as Exhibit 99 to a filing on Schedule 13G, file number 005-78860, relating to beneficial ownership of shares of Common Stock of Landmark Bancorp, Inc., pursuant to which they have agreed to file this Amendment No. 1 and which is hereby incorporated by reference.
Address of principal business office or, if none, residence: 4800 Highway A1A, #402, Vero Beach, FL 32963
Citizenship: Florida, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons own 195,441 shares in aggregate as joint tenants. This Amendment is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.
Percent of class: Rounded to the nearest tenth, 3.4%
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: 195,441
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: 195,441

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EX-99 The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed on February 13, 2024, as Exhibit 99 to a filing on Schedule 13G, file number 005-78860, relating to beneficial ownership of shares of Common Stock of Landmark Bancorp, Inc., pursuant to which they have agreed to file this Amendment No. 1 and which is hereby incorporated by reference (https://www.sec.gov/Archives/edgar/data/1141688/000200966424000002/morelandjointagreement.txt).

## Signatures
- Moreland Jane Ann: Reid Everett Buchanan, By POA from Jane Ann Moreland (05/02/2025)
- Moreland Michal Charles: Reid Everett Buchanan, By POA from Michal Charles Moreland (05/02/2025)
Comment: Pursuant to a power of attorney filed on February 13, 2024, as Exhibit 24 to a filing on Schedule 13G, file number 005-78860, relating to beneficial ownership of shares of Common Stock of Landmark Bancorp Inc, which is hereby incorporated by reference (https://www.sec.gov/Archives/edgar/data/1141688/000200966424000002/morelandpoa13G.txt).